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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          SIGNAL TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                            STC MERGER CO. (OFFEROR),
                     an indirect wholly owned subsidiary of
                      CRANE CO. (PARENT COMPANY OF OFFEROR)
                             (Name of Filing Person)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   826675 10 0
                      (CUSIP Number of Class of Securities)

                                    CRANE CO.
                            100 FIRST STAMFORD PLACE
                           STAMFORD, CONNECTICUT 06902
                              ATTN: GENERAL COUNSEL
                                 (203) 363-7300
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                            Stephen R. Connoni, Esq.
                           Kirkpatrick & Lockhart LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Facsimile: (212) 536-3901

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                           CALCULATION OF FILING FEE:

 ------------------------------------------------------------------------------
        Transaction Valuation(1)            Amount of Filing Fee(1)(2)(3)
 ------------------------------------- ----------------------------------------
            $175,305,278                           $14,182.20
 ------------------------------------------------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of 10,457,887, which is the number of shares of the issuer's common stock outstanding as of April 24, 2003, and $13.25, which is the per share tender offer price, and (ii) the product of 2,772,700, which is the number of shares subject to options and $13.25, which is the per share tender offer price.

(2)  Calculated by multiplying the Transaction Valuation by 0.00008090.

(3)  A filing fee of $14,400 was paid on April 21, 2003.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     Not applicable.
         Form or Registration No.:   Not applicable.
         Filing Party:               Not applicable.
         Date Filed:                 Not applicable.


         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 1 amends and supplements the Tender Offer Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "Commission") on April 25, 2003 (the "Schedule TO") by STC Merger Co., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"), to purchase all of the outstanding shares of common stock, par value $0.01 per share including the associated common stock purchase rights, of Signal Technology Corporation, a Delaware corporation ("Signal"), at a purchase price of $13.25 per share, net to each seller in cash, without interest thereon (the "Offer"), in accordance with the Agreement and Plan of Merger, dated April 16, 2003, among Crane, Purchaser and Signal and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated April 25, 2003 and in the related Letter of Transmittal (the "Offer to Purchase").

         The information in the Offer to Purchase is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except as such information is amended and supplemented to the extent specifically provided herein.

         Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

         The item numbers and responses thereto included below are in accordance with the requirements of Schedule TO.

         ITEM 1.  SUMMARY TERM SHEET.

         Item 1 is amended and supplemented by adding the following after the last sentence of the disclosure under the heading "What are the classes and amounts of securities sought in the offer?":

         "Signal has advised us that, as of April 24, 2003, there were 10,457,887 shares of Signal common stock outstanding and 2,772,700 shares of Signal common stock underlying outstanding stock options, 2,321,200 shares of which were underlying outstanding stock options with an exercise price of less than $13.25 per share. Our offer includes any and all shares of Signal common stock issued upon the exercise of outstanding stock options prior to the expiration of the offer."

         Item 1 is further amended and supplemented by adding the following after the last sentence of the disclosure under the heading "Will the executive officers and directors of Signal participate in the offer?":

         "The names of the officers and directors who have executed such agreements, [and/or] whose family members or trusts have executed such agreements, are Messrs. Nelsen, Lombard, Krentzman and O'Sullivan."

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         Item 1 is further amended and supplemented by adding the following after the first sentence of the disclosure under the heading "What are the most significant conditions to the offer?":

         "The minimum condition would be satisfied if at least 6,389,544 shares of Signal common stock were validly tendered and not withdrawn prior to the expiration of our offer. Of the 6,389,544 shares required to satisfy the minimum condition, 1,762,318 shares, or 27.6% of such minimum condition, are held by the officers and directors of Signal, including those who executed tender and voting agreements with us. Assuming all officers and directors of Signal tender their shares, an additional 4,627,226 shares, or 44.25% of the outstanding shares of Signal common stock, would be required to satisfy the minimum condition."

         ITEM 2.  SUBJECT COMPANY INFORMATION.

         Item 2 is hereby amended by deleting the parenthetical phrase "(as that term is defined in the Private Securities Litigation Reform Act of 1995)" from the first full paragraph on page 16 of the Offer to Purchase.

         ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is amended and supplemented by amending and restating in its entirety the fourth full paragraph on page 10 of the Offer to Purchase as follows:

         "If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer because of an invalid tender or for any other reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of this Offer to Purchase under "- Procedures for Tendering Shares," such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer."

         Item 4 is further amended and supplemented by amending and restating in its entirety the last sentence of the paragraph "Other Requirements" on page 12 of the Offer to Purchase as follows:

         "Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmation with respect to Shares including those sent in connection with guaranteed delivery procedures, or other documents are actually received by the Depositary."

         Item 4 is further amended and supplemented by amending and restating in its entirety the first full paragraph under the heading "14. Certain Conditions of the Offer" on page 41 of the Offer to Purchase as follows:

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

         "Notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares tendered pursuant to the Offer if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, when added to Shares, if any, previously acquired by Purchaser or Crane or any of their respective affiliates, represents a majority of the then total issued and outstanding Shares (assuming, for this purpose, the exercise of all options to purchase shares of Common Stock that have a per share exercise price of less than $13.25), (ii) any applicable waiting period (and any extension(s) thereof) under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any one or more of the following events shall have occurred:"

         Item 4 is further amended and supplemented by adding the following sentence to the end of subparagraph (c) under the heading "14. Certain Conditions of the Offer" on page 41 of the Offer to Purchase:

         "Material Adverse Effect, for purposes of this Section 14, means any change or effect that is, or is reasonably likely to be, materially adverse to the business, assets, results of operations or financial condition of Signal and its subsidiary, taken as a whole, or otherwise materially and adversely affects the ability of Signal to consummate the Merger, except for such changes or effects that may relate solely to the incurrence by Signal of transaction expenses in connection with the Merger and the Offer and except for such changes or effects that are the result of general economic conditions affecting Signal's industry generally."


         Item 4 is further amended and supplemented by amending and restating in its entirety the last full paragraph under the heading "14. Certain Conditions of the Offer" on page 42 of the Offer to Purchase as follows:


         "The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph of this Section 14) are for the sole benefit of Crane and Purchaser and may be asserted by Crane and Purchaser regardless of the circumstances giving rise to any such conditions and may be waived (if permissible) by Crane or Purchaser, by express and specific action to that effect, in whole or in part, at any time and from time to time on or prior to the Expiration Date in their sole discretion, in each case, subject to any applicable provisions of the Merger Agreement. Neither Crane nor Purchaser may waive any condition requiring the obtaining of approval of a Governmental Authority, including that required under the HSR Act. The failure by Crane or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time."


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         ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 is amended and supplemented by adding the following sentence after the last sentence of the second full paragraph on page 7 of the Offer to
Purchase:

         "Any additional shares of Common Stock issued pursuant to such stock options are subject to the Tender and Voting Agreements and are required to be tendered (or sold) pursuant to the terms thereof."

         Item 5 is further amended and supplemented by amending and restating in its entirety the first full paragraph under the heading "Background of the Offer; Contacts with Signal" with the following:

         "All information contained in this Offer to Purchase directly concerning Signal or its affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Signal, or obtained from reports or statements filed by Signal with the SEC, including, without limitation, Signal's Solicitation/Recommendation Statement on Schedule 14D-9, and neither Purchaser nor Crane has verified the accuracy of such information."


         ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is amended and supplemented by amending and restating in its entirety Instruction 10 to the Letter of Transmittal incorporated herein by reference as follows:

         "10. Waiver of Conditions. Certain conditions of the Offer may be waived by Purchaser (subject to certain limitations), in whole or in part, at any time or from time to time on or prior to the Expiration Date, in Purchaser's sole discretion. Purchaser may not waive any condition requiring the obtaining of approval of a Governmental Authority, including that required under the HSR Act."



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                            STC MERGER CO.

                                            By: /s/ Augustus I. duPont
                                                --------------------------
                                            Name:  Augustus I. duPont
                                            Title: Vice President

                                            CRANE CO.

                                            By: /s/ Augustus I. duPont
                                                --------------------------
                                            Name:  Augustus I. duPont
                                            Title: Vice President





Dated:  May 12, 2003





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                                  EXHIBIT INDEX

(a)(i)       Offer to Purchase, dated April 25, 2003.*

(a)(ii)      Letter of Transmittal.*

(a)(iii)     Form of Notice of Guaranteed Delivery.*

(a)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(vii)     Text of Press Releases issued by Crane and Signal on April 25,
             2003.*

(a)(viii) Summary Newspaper Advertisement, as published on April 25, 2003 in the Wall Street Journal National Edition.*

(b) Multi-currency Credit Agreement, dated as of November 18, 1998, by and among Crane, the Bank of New York, as Syndication Agent, Fleet National Bank, as Documentation Agent, Chase Manhattan Bank and First Union National Bank, as Co-Agents, First National Bank of Chicago, as Administrative Agent, and certain other lenders.*

(d)(i) Agreement and Plan of Merger, dated April 16, 2003, by and among Crane, Purchaser and Signal.*

(d)(ii) Form of Stockholder Tender and Voting Agreement, each dated April 16, 2003, by and among Crane, Purchaser and certain stockholders of Signal.*

(d)(iii) Form of Indemnification Agreement, each dated April 15, 2003, between Signal officers and directors of Signal, and form of Guarantee of Crane Co.*


*Previously filed.



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